SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: November 27, 2013

Press Release

Eltek Reports Third Quarter and Nine Months
Financial Results

PETACH-TIKVA, Israel, November 27, 2013 (NASDAQ:ELTK) - Eltek Ltd. (NASDAQ:ELTK - News), the leading Israeli manufacturer of advanced circuitry solutions, including complex build ups of rigid and flex-rigid printed circuit boards, announced today its financial results for the quarter ended September 30, 2013.

Third Quarter 2013:

Revenues for the quarter ended September 30, 2013 were $12.8 million compared with revenues of $10.8 million recorded in the third quarter of 2012.

Gross profit for the third quarter of 2013 was $2.3 million (18.3% of revenues) compared with gross profit of $1.7 million (16.1% of revenues) in the third quarter of 2012.

Operating profit for the third quarter of 2013 was $735,000 compared to operating profit of $285,000 in the third quarter of 2012.

Net profit for the third quarter of 2013 was $585,000 or $0.09 per fully diluted share, compared to net profit of $135,000 or $0.02 per fully diluted share, in the third quarter of 2012. The earnings per share calculation does not include the effect of our sale of 3,532,655 shares to Nistec Ltd. in November 2013.

First nine months of 2013:

Revenues for the nine-month period ended September 30, 2013 were $37.6 million compared to revenues of $34.3 million recorded in the first nine months of 2012.

Gross profit for the first nine months of 2013 was $6.2 million (16.6% of revenues) compared to gross profit of $6.0 million (17.4% of revenues) in the first nine months of 2012.

Operating profit for the first nine months of 2013 was $1.5 million similar to the operating profit of $1.5 million in the first nine months of 2012.

Net profit for the first nine months of 2013 was $1.1 million, or $0.16 per fully diluted share, compared with net profit of $1.0 million, or $0.15 per fully diluted share, in the first nine months of 2012. The earnings per share calculation does not include the effect of our sale of 3,532,655 shares to Nistec Ltd. in November 2013.

EBITDA:
In the third quarter of 2013, Eltek had EBITDA of $1.2 million compared with EBITDA of $680,000 in the third quarter of 2012. In the first nine months of 2013, Eltek had EBITDA of $2.7 million compared with EBITDA of $2.8 million in the same period in 2012.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

Management Comments:

Erez Meltzer, Eltek's former Chairman of the Board of Directors commented: “Although I continue to serve on the Board of Directors of Eltek, I am pleased to wrap up my service as Chairman of the Board after such a profitable quarter and record breaking revenues. I am confident that Mr. Yitzhak Nissan, my successor as Chairman of the Board, will lead the Company in the path of growth and success, helping generate added value for our investors and strengthen the Company's leading position in the high-end PCB market."

Arieh Reichart, President and Chief Executive Officer of Eltek commented: "I am pleased to report that this is the eleventh consecutive quarter of profitability (excluding the one-time goodwill impairment in Q4-2012) – with record revenues. Nistec's investment in the company validates Eltek’s leadership in the printed circuit boards market and greatly supports our long-term growth plans, leveraging the company’s growth potential towards additional opportunities in the diverse markets we serve”.

About Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products.. For more information, visit Eltek's website at www.eltekglobal.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited		Unaudited

Revenues	12,758	10,779	37,560	34,291
Costs of revenues	(10,417)	(9,045)	(31,337)	(28,321)

Gross profit	2,341	1,734	6,224	5,970

Selling, general and administrative expenses	(1,606)	(1,449)	(4,767)	(4,503)

Operating profit	735	285	1,456	1,467

Financial income (expenses), net	(100)	(128)	(345)	(394)

Profit before other income, net	636	157	1,112	1,072

Other income, net	6	(4)	(4)	5

Profit before income tax expenses	642	154	1,108	1,078

Income tax (expenses), net	(52)	(9)	(70)	(43)

Net Profit	590	145	1,038	1,035

Net profit (loss) attributable to non controlling interest	5	10	(12)	23

Net Profit attributable to controlling interest / Eltek	585	135	1,050	1,012

Earnings per share

Basic and diluted net gain (loss) per ordinary share	0.09	0.02	0.16	0.15

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	6,610	6,610	6,610	6,610

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	September 30,
	2013	2012
	Unaudited
Assets

Current assets
Cash and cash equivalents	1,378	1,434
Receivables: Trade, net of provision for doubtful accounts	9,678	6,808
Other	192	285
Inventories	6,323	5,124
Prepaid expenses	332	212

Total current assets	17,903	13,863

Assets held for employees' severance benefits	50	44

Fixed assets, less accumulated depreciation	9,870	8,445

Goodwill	73	486

Total assets	27,896	22,838

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	4,799	5,167
Accounts payable: Trade	7,988	5,940
Related parties	1,556	1,035
Other	4,983	4,024

Total current liabilities	19,326	16,166

Long-term liabilities
Long term debt, excluding current maturities	1,508	898
Employee severance benefits	185	138

Total long-term liabilities	1,693	1,036

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107	1,384	1,384
Additional paid-in capital	14,328	14,295
Cumulative foreign currency translation adjustments	3,012	2,507
Capital reserve	695	695
Accumulated deficit	(12,658)	(13,386)
Shareholders' equity	6,761	5,495
Non controlling interest	116	141
Total equity	6,877	5,636
Total liabilities and shareholders' equity	27,896	22,838

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
For the period ended September 30, 2013
(In thousands US$, except per share data)

Non-GAAP EBITDA Reconciliations	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited		Unaudited

GAAP net Income (loss)	585	135	1,050	1,012
Add back items:

Financial (income) expenses, net	100	128	345	394
Income tax (benefit) expense	52	9	70	43
Depreciation	422	408	1,241	1,343
Adjusted EBITDA	1,159	680	2,706	2,792